SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

20 March 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

20 March 2015

OFFER FOR TSB BANKING GROUP PLC

Lloyds Banking Group plc (together with its subsidiaries, the 'Group') notes the announcement by TSB Banking Group plc ('TSB') in relation to the agreed terms of the recommended cash offer for TSB Banking Group plc by Banco de Sabadell, S.A. ('Sabadell') pursuant to which Sabadell will acquire the entire issued and to be issued share capital of TSB (the 'Offer'). The Group has agreed to sell a 9.99 per cent interest in TSB to Sabadell, and the Group has entered into an irrevocable undertaking to accept the Offer in respect of its entire remaining 40.01 per cent shareholding in TSB, as further described below.

Under the terms of the Offer, TSB Banking Group plc shareholders will receive 340 pence per share in cash for each TSB share, which values the entire issued share capital of TSB at approximately £1.7 billion.

António Horta-Osório, Group Chief Executive of Lloyds Banking Group plc, said:
"I am delighted to confirm we have agreed terms for the sale of our remaining stake in TSB to Sabadell. This is a significant and positive step for the Group and will enable us to meet our commitments to the European Commission, well ahead of its mandated deadline."

The Group currently owns approximately 50 per cent of the issued share capital of TSB, which is held by Lloyds Bank plc ('Lloyds'), a wholly owned subsidiary of Lloyds Banking Group plc. Lloyds and Sabadell have entered into a sale and purchase, irrevocable undertaking and option deed, which includes the following elements:

a) a sale and purchase agreement under which Lloyds will sell to Sabadell 49,999,999 TSB shares (representing 9.99 per cent of the issued ordinary share capital of TSB) at the Offer price of 340 pence per share for a total cash consideration of £170 million, such sale being expected to complete on 24 March 2015 (the 'Firm Shares');

b) an irrevocable undertaking over Lloyds' entire remaining holding of TSB Shares following the acquisition of the 9.99 per cent holding, representing 40.01 per cent of the issued ordinary share capital of TSB, less any TSB shares acquired by Sabadell pursuant to the Call Option, as outlined below. The undertaking from Lloyds shall remain binding in the event of a competing offer being made for TSB. The maximum cash consideration Lloyds could receive by accepting the Offer under the terms of this irrevocable undertaking is £680 million, based on the Offer price of 340 pence per share; and

c) a call option (the 'Call Option') in favour of Sabadell to acquire from Lloyds up to 100,000,000 TSB shares (representing 20 per cent of the issued ordinary share capital of TSB) (the 'Option Cap'), such Call Option exercisable up to four times over any number of TSB shares up to the Option Cap and at any time following the receipt of certain regulatory approvals until such time as the Offer is unconditional in all respects, lapses or is withdrawn. The maximum cash consideration Lloyds could receive under the Call Option is £340 million, based on the Offer price of 340 pence per share.

The maximum aggregate cash consideration Lloyds could receive under the sale and purchase, irrevocable undertaking and option deed is £850 million, at the Offer price of 340 pence per share. The net proceeds from the sale of Lloyds' shares in TSB will be used for general corporate purposes.

The Offer is conditional upon, amongst other things, the PRA consenting to the acquisition by Sabadell of control of TSB and upon anti-trust clearance from the European Commission. For full terms and conditions of the Offer, please see Sabadell's Rule 2.7 announcement of 20 March 2015. The sale and purchase, irrevocable undertaking and option deed referred to above will be available for inspection by no later than 12 noon (London time) on the business day following this announcement at Sabadell's website at www.sabadelltsbinfo.com and TSB's website at www.tsb.co.uk.

The transaction will lead to a charge through the Group's income statement of approximately £640 million reflecting the net costs of the Transitional Service Agreement between Lloyds and TSB, the contribution to be provided by Lloyds to TSB in moving to alternative IT provision and the gain on sale. This charge to the income statement will be recognised on de-consolidation of TSB, which will occur upon settlement of the Firm Shares. The capital impact upon settlement of the Firm Shares will be a c.21 bps decrease in the Group's common equity tier 1 capital ratio. On completion of the Offer, there will be a further reduction in the common equity tier 1 capital ratio of c.6bps. The total effect of the transaction will be a c.27 bps decrease in the common equity tier 1 capital ratio.

Bonus Share Scheme
At the time of the initial public offering ('IPO') of TSB in June 2014, Lloyds implemented a bonus share scheme pursuant to which retail investors acquiring shares in TSB through the IPO and holding those shares for 12 months thereafter would, subject to certain conditions and limits, be entitled to receive a number of free and fully-paid up additional shares from Lloyds following that 12 month period (which expires on 25 June 2015). The terms of the scheme contemplate the scenario where a change of control of TSB occurs before the entitlement to these bonus shares crystallises and provides that in such circumstances Lloyds would make arrangements to compensate investors. Accordingly, if the Offer is declared wholly unconditional before 25 June 2015, Lloyds will make arrangements to pay, to any investors who would have been entitled to receive bonus shares under the terms of the scheme, the cash value of those bonus shares (at the offer price to be paid by Sabadell). In addition, if the Offer period extends beyond 25 June 2015 (whether or not the Offer is subsequently declared wholly unconditional or lapses), Lloyds intends to extend the compensation arrangements described above such that, in those circumstances, it will make arrangements to pay, to any investors who are entitled to receive bonus shares under the terms of the scheme, the cash value of those bonus shares (again at the offer price to be paid by Sabadell).

The Group has discussed these arrangements with the Board of TSB who are fully supportive of the arrangements that have been made.

UBS Limited and BofA Merrill Lynch are acting as financial advisers to Lloyds Banking Group plc.

Information on TSB
TSB is the seventh largest retail banking group in the UK by branch network and was launched in September 2013 as part of the Group's State Aid Restructuring Plan with the European Commission. TSB was listed on the London Stock Exchange in June 2014, at which time Lloyds sold 38.5 per cent of TSB's ordinary shares in issue (including the over-allotment option which was exercised in July 2014). Lloyds sold a further 11.5 per cent of shares in issue in September 2014. Per their results for the 12 months to 31 December 2014, TSB had total assets of £27.2 billion and it recorded a statutory profit before tax of £170.2 million in the year ended 31 December 2014.

For further information:

Investor Relations
Douglas Radcliffe                                                          +44 (0) 20 7356 1571
Interim Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Young                                                                    +44 (0) 20 7356 2231
Group Corporate Affairs Director
Email: matt.young@lloydsbanking.com

Ed Petter                                                                         +44 (0) 20 8936 5655
Media Relations Director
Email: ed.petter@lloydsbanking.com

UBS Limited is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. UBS Limited is acting as financial adviser to Lloyds Banking Group plc and no one else in connection with the subject matter of this announcement and will not be responsible to anyone other than Lloyds Banking Group plc for providing the protections offered to clients of UBS Limited nor for providing advice in connection with the subject matter of this announcement.

Merrill Lynch International ('BofA Merrill Lynch'), which is authorised by the Prudential Regulation Authority and regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority, a subsidiary of Bank of America Corporation, is acting for Lloyds Banking Group plc in connection with the subject matter of this announcement and for no one else and will not be responsible to anyone other than Lloyds Banking Group plc for providing the protections afforded to its clients or for providing advice in relation to the subject matter of this announcement.

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments, fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; pandemic, natural and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities in the UK, the European Union (EU), the US or elsewhere including the implementation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal proceedings, regulatory or competition investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements.

DISCLOSURE REQUIREMENTS OF THE CODE
Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the Offer Period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                                                                                                                                 Name: Douglas Radcliffe

                                     Title: Interim Investor Relations Director

Date: 20 March 2015